            CENTREX CAPITAL AUTOMOBILE ASSETS (NUMBER THREE), INC.
                          270 SOUTH SERVICE ROAD
                           MELVILLE, NY 11747


                                       February 27, 1997

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549


Re:   Centrex Capital Automobile Assets (Number Three), Inc.
      Registration Statement on Form S-3
      File No. 333-18813 (the "Registration Statement")


Ladies and Gentlemen:

      In accordance with Rule 477 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Centrex Capital Automobile Assets (Number Three), Inc. (the "Company") hereby requests to withdraw the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission and no securities have been issued pursuant to the Registration Statement. The Company's business strategy has changed since the Registration Statement was filed and the Company currently does not believe that the proper conditions exist for it to pursue any transactions with respect to the Registration Statement.

                                       Very truly yours,

                                       CENTREX CAPITAL AUTOMOBILE ASSETS
                                         (NUMBER THREE), INC.


                                       By:  /s/ Peter I. Cavallaro
                                          --------------------------
                                           Peter I. Cavallaro
                                           Vice President